Mail Stop 6010

August 14, 2008

David Kittrell
Chief Executive Officer
Xpention Genetics, Inc.
10965 Elizabeth Drive
Conifer, Colorado 80433

> **Re:** **Xpention Genetics, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 12, 2008**
> **File No. 0-51210**

Dear Mr. Kittrell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment to the Articles of Incorporation, as amended, to authorize us to effect a reverse stock split of our common stock in the range of 1:10 to 1:20, as determined in the sole discretion of our Board of Directors

1. We note your disclosure that it is the intent of the Board of Directors that the additional shares that would become available for issuance as a result of the reverse split would be used to obtain additional capital investment. Please revise your disclosure to describe any plans, arrangements or understandings relating to the additional capital investment. To the extent already know, please include in such disclosure the nature and approximate amount of consideration to be received by the registrant and a description of how that consideration will be

used. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

2. Please revise your disclosure to provide, in tabular or similar format, a description of:
    * how many shares are available for issuance now;
    * how many shares will be available for issuance if the Board effects a 1:10 reverse split; and
    * how many shares will be available for issuance if the Board effects a 1:20 reverse split.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Kittrell
Xpention Genetics, Inc.
August 14, 2008
Page 3

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

         Sincerely,

         Jeffrey P. Riedler
         Assistant Director